As filed with the Securities and Exchange Commission on August 25, 2006

Securities Act File No. 333-128725

Investment Company Act File No. 811-21257

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

MERCANTILE ALTERNATIVE STRATEGIES FUND LLC

(Name of Subject Company (Issuer))

MERCANTILE ALTERNATIVE STRATEGIES FUND LLC

(Name of Filing Person(s) (Issuer))

LIMITED LIABILITY COMPANY INTERESTS

(Title of Class of Securities)

58733U 10 5

(CUSIP Number of Class of Securities)

Jennifer E. Vollmer, Esq.

Mercantile Capital Advisors, Inc.

Two Hopkins Plaza

Baltimore, MD 21201

(410) 237-5106

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

With a copy to:

S. Elliott Cohan, Esq.

Kramer, Levin Naftalis & Frankel LLP

1177 Avenue of the Americas

New York, NY 10036

(212) 715-9512

August 25, 2006

(Date Tender Offer First Published,

Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $2,433,582 (a)	Amount of Filing Fee: $260.00 (b)

(a)	Calculated as the aggregate maximum value of Interests being purchased.
(b)	Calculated at $107.00 per $1,000,000 of the Transaction Valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

________________________

Form or Registration No.:

________________________

Filing Party:

__________________

__________________

Date Filed:

__________________

__________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

ITEM 1. SUMMARY TERM SHEET.

The Summary Term Sheet of the Offer to Purchase that is attached as Exhibit (a) (1) (i) is incorporated by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) The name of the issuer Mercantile Alternative Strategies Fund LLC (the “Fund”), a closed-end investment company organized as a Delaware limited liability company and registered under the Investment Company Act of 1940, as amended. The Fund is structured as a “feeder” fund that invests substantially all its assets in the Mercantile Alternative Strategies Master Fund LLC (the “Master Fund”). The Master Fund has the same investment objective as the Fund. All portfolio investments for the Fund are made at the Master Fund level. This structure is sometimes called a “master/feeder” structure. The Master Fund is simultaneously tendering for its own interests. The principal executive office of the Fund is located at Two Hopkins Plaza, Baltimore Maryland 21201 and the telephone number is (800) 239-0418.

(b) The title of the securities being sought is limited liability company interests (“Interests”). As of July 31, 2006, there were approximately $48,671,642 of Interests issued and outstanding.

(c) There is no secondary trading market for the Interests, which many only be sold to certain qualified investors.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The Fund is tendering for its own Interests. The Master Fund will repurchase Interests in the Master Fund equivalent in value to the value of the interests tendered to the Fund by its members for cash repurchase consistent with the terms of the Offer. The information required by this Item is set forth in Item 2(a) above. The Master Fund filed a Schedule TO with the Securities and Exchange Commission on August 25, 2006.

ITEM 4. TERMS OF THE TRANSACTION.

(a)

(1) (i) The Fund is seeking tenders for Interests having an aggregate net asset value on December 31, 2006 not to exceed 5% of the net asset value of the Fund (the “ Offer”).

(ii) For each Interest tendered by a Member and accepted by the Fund, the Member will receive a promissory note. The promissory note will entitle the Member to receive an initial payment equal to 90% of the net asset value per Interest (the “NAV”) calculated as of December 31, 2006, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 25, 2006 (the “Offer to Purchase”), with the balance determined as set forth in the Offer to Purchase. Although the Fund has retained the option to pay all or a portion of the purchase price by distributing securities in-kind as set forth in its Registration Statement, in each case, the purchase price will be paid entirely in cash except in the unlikely event that the Fund determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Members. The information required is incorporated by reference to Section 2 “Offer to Purchase and Price” and Section 6 “Purchases and Payments” of the Offer to Purchase.

(iii)	The Offer is scheduled to expire on September 25, 2006, unless extended. The Cover Page, Summary Term Sheet, Section 2 “Offer to Purchase and Price” and Section 5 “Withdrawal Rights” of the Offer to Purchase are incorporated herein by reference.

(iv)	Not applicable.

(v)	The Cover Page, Summary Term Sheet and Section 7 “Certain Conditions of the Offer” of the Offer to Purchase are incorporated herein by reference.

(vi)	Section 5 “Withdrawal Rights” of the Offer to Purchase is incorporated herein by reference.

(vii)	The Cover Page, Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Purchase are incorporated herein by reference.

(viii)	Section 4 “Procedure for Tenders” and Section 6 “Purchases and Payments” of the Offer to Purchase is incorporated herein by reference.

(ix)	The Cover Page, Section 3 “Amount of Tender,” and Section 6 “Purchases and Payments” of the Offer to Purchase are incorporated herein by reference.

(x)	The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Interests. Members that retain their Interests may be subject to increased risks due to the reduction in the Fund’s aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. In addition, a reduction in the aggregate assets of the Fund may result in Members who do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. Section 9 “Certain Federal Income Tax Consequences” of the Offer to Purchase is incorporated herein by reference.

(xi)	Not applicable.

(xii)	Section 9 “Certain Federal Income Tax Consequences” of the Offer to Purchase is incorporated herein by reference.

(2)	Not applicable.

(b) Mercantile Bankshares Corporation (“MBC”), the indirect parent company of the Fund’s Manager, Mercantile Capital Advisors, Inc. (the “Manager”), is a financial holding company regulated by the Federal Reserve under the Bank Holding Company Act and has a controlling interest in the Fund. As of July 31, 2006 MBC held 48% of the Fund’s net asset value. MBC has informed the Fund that it does not intend to tender to the Fund in response to the Offer.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Fund does not know of any contract, agreement, arrangement, understanding or relationship, whether contingent or otherwise or whether or not legally enforceable, between the Fund or the Master Fund, any of the Fund’s or the Master Fund’s executive officers or directors, any person controlling the Fund or the Master Fund, or any executive officer or director of any corporation ultimately in control of the Fund or the Master Fund and any person with respect to any securities of the Fund or the Master Fund (including, but not limited to, any contract, agreement, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations). However, the LLC Agreement provides that the Fund shall be dissolved if the Interest of any Member that has submitted a written request, in accordance with the terms of the LLC Agreement, to tender its entire Interest for purchase by the Fund has not been purchased within a period of two years of the request.

ITEM 6. PURPOSES OF THE TRANSACTIONS AND PLANS OR PROPOSALS.

(a) and (b) Section 1 “Background and Purpose of the Offer” of the Offer to Purchase is incorporated herein by reference.

Section 8 “Certain Information About the Fund” of the Offer to Purchase is incorporated herein by reference. The Fund is engaged in a public offering, from time to time, of its Interests. The Fund is a “feeder” fund that invests all its assets in the Master Fund. The Master Fund has the same investment objective as the Fund. All investment activity is undertaken at the Master Fund level. This structure is sometimes called a “master/feeder” structure.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) (b) and (d) Section 6 “Purchases and Payments” of the Offer to Purchase is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE ISSUER.

(a) Neither the Fund nor the Master Fund holds any Interests in treasury securities. Based on July 31, 2006 values, MBC owns $23,258,732 of Interests, representing approximately 48% of the outstanding Interests.

(b) Section 8 “Certain Information About the Fund” of the Offer to Purchase is incorporated herein by reference. Affiliates of the Fund did not tender any Interests to the Fund in response to the Fund’s repurchase offer that concluded on March 31, 2006. Except as set forth in the previous sentence and in Section 8, there have not been any transactions involving the Interests that were effected during the past 60 days by the Fund or the Master Fund, any executive officer or director of the Fund or the Master Fund, any person controlling the Fund, any executive officer or director of any corporation ultimately in control of the Fund or the Master Fund or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary. Within the past 60 business days pursuant to the public offering of its Interests, the Fund sold approximately $1,032,000 of Interests on August 1, 2006. The Master Fund issues Interests to the Fund in private placement transactions that do not involve any “public offering” within the meaning of Section 4 (2) of the Securities Act of 1933 in amounts equal to the aggregate value of Interest of the Fund sold to the public. Within the past 60 business days, the Master Fund has issued to the Fund approximately $51,280,854 in aggregate amount of Interests.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been directly or indirectly employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10. FINANCIAL STATEMENTS.

(a) The Fund’s financial information for the period ended March 31, 2006 has been audited by Deloitte & Touche LLP, and is incorporated herein by reference to the report filed with the SEC on June 8, 2006 (File number 811-21257). The Master Fund’s financial information for the period ended May 10, 2006 has been audited by Deloitte & Touche LLP, and is incorporated herein by reference to the registration statement filed with the SEC on June 29, 2006 for the Master Fund (File number 811-21816). Copies of the Fund’s and the Master Fund’s financial information may be found on the Securities and Exchange Commission’s website at www.sec.gov or may be obtained free of charge by calling the Fund at (800) 239-0418.

(b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a) (1) None.

(2) None.

(3) Not applicable.

(4) Not applicable.

(5) None.

(b) The Offer to Purchase, attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference in its entirety.

ITEM 12. EXHIBITS.

(a) (1) (i) Offer to Purchase.

(ii) Form of Letter of Transmittal.

(iii) Letter to Members.

(iv) Form of Notice of Withdrawal of Tender.

(2) -(4) Not applicable.

(5) (i) Audited Financial Statements of Mercantile Alternative Strategies Fund LLC by Deloitte & Touche LLP for the period ended March 31, 2006 are incorporated by reference to the Fund’s Annual Report as filed on Form N-CSR with the Securities and Exchange Commission on June 8, 2006 (File number 811-21257).

(ii) Audited Financial Statements of Mercantile Alternative Strategies Master Fund LLC by Deloitte & Touche LLP for the period ended May 10, 2006 are incorporated by reference to the Master Fund’s Registration Statement as filed on Form N-2/A with the Securities and Exchange Commission on June 29, 2006 (File number 811-21816).

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

MERCANTILE ALTERNATIVE STRATEGIES FUND LLC

By:	/S/ Kevin A. McCreadie
Name:	Kevin A. McCreadie
Title:	President

August 25, 2006

EXHIBIT INDEX

EXHIBIT

(a) (1) (i)	Offer to Purchase.

(a) (1) (ii)	Form of Letter of Transmittal.

(a) (1) (iii)	Letter to Members.

(a)(1)(iv)	Form of Notice of Withdrawal of Tender.